Exhibit 99.4

RNS Number:3982F
Wolseley PLC
18 November 2004

ANNUAL GENERAL MEETING RESOLUTIONS

Wolseley plc is pleased to announce that at its AGM held earlier today, all resolutions were passed on a show of hands.

A breakdown of proxy votes lodged prior to the AGM is set out below.

RESOLUTION NUMBER	IN FAVOUR VOTES %*	DISCRETIONARY VOTES %*	AGAINST VOTES %*	WITHHELD VOTES
1	397,249,940	1,406,475	3,104,628	7,605,258
	98.88%	0.35%	0.77%

2	365,176,884	1,509,315	17,212,283	25,467,819
	95.12%	0.39%	4.49%

3	406,380,665	1,405,566	3,515	1,576,555
	99.65%	0.35%	0.00%

4	401,991,275	1,403,431	1,646,252	4,325,343
	99.25%	0.34%	0.41%

5	404,699,461	1,404,406	1,660,185	1,602,249
	99.25%	0.34%	0.41%

6	396,913,634	1,402,547	2,409,609	8,640,511
	99.05%	0.35%	0.60%

7	404,692,735	1,411,354	1,660,794	1,601,418
	99.25%	0.35%	0.40%

8	401,947,777	1,403,162	1,692,631	4,322,731
	99.24%	0.35%	0.41%

9	369,746,068	1,405,554	28,087,779	10,126,900
	92.61%	0.35%	7.04%

10	400,852,961	1,405,764	5,515,568	1,592,008
	98.30%	0.35%	1.35%

11	402,534,110	1,419,915	3,682,329	1,729,947
	98.75%	0.35%	0.90%

12	403,300,300	1,420,095	4,627,506	18,400
	98.52%	0.35%	1.13%

13	406,290,057	1,417,148	72,619	1,586,477
	99.63%	0.35%	0.02%

14	362,945,250	1,436,824	20,449,985	24,534,242
	94.31%	0.37%	5.32%

15	389,475,535	1,355,957	12,415,821	6,118,988
	96.58%	0.34%	3.08%

16	405,276,374	1,419,974	1,014,632	1,655,321
	99.40%	0.35%	0.25%

* percentage of Votes cast excludes Withheld votes

Total number of votes cast by proxy: 409,366,301. As at the close of business on 17 November 2004, the issued share capital was 585,966,198 ordinary shares.

Copies of all the Resolutions approved at the Annual General Meeting have been submitted for publication through the Document Viewing Facility of the UK Listing Authority and will shortly be available for inspection at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

For further information please contact:
Mark J White, Group Company Secretary and Counsel
0118 929 8700

-ends-

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